CHINA GREEN AGRICULTURE, INC.

Third floor, Borough A, Block A. No. 181, South Taibai Road, Xi’an, Shaanxi Province, PRC 710065

October 1, 2024

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, NE

Washington, D.C. 20549

Attention: Juan Grana

Re:	China Green Agriculture, Inc.

Form 10-K for the Fiscal Year Ended June 30, 2023

Filed December 15, 2023

File No. 001-34260

Dear Mr. Grana:

China Green Agriculture, Inc., a Nevada corporation (the “Company” or “we”), is in receipt of the letters from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 20, 2024 (the “Comment Letter”) to the Company, with respect to the Company’s Annual Report on Form 10-K for the year ended June 30, 2023, and Amendment No. 1 thereto (the “Form 10-K”).

We hereby file via EDGAR our response to the Comment Letters. The text of the Staff’s comment is set forth in italics below, followed by the response of the Company.

Part I, Item 1. Business, page 1

1. We note your response to comment 5. Please clearly disclose how you will refer to the holding company, subsidiaries, and VIEs in future filings.

RESPONSE:

As indicated in Appendix A attached to our previous letter, we will refer to China Green Agriculture, Inc. as “us”, “we” or “the Company.” The Company’s wholly-owned subsidiary, Shaanxi TechTeam Jinong Humic Acid Product Co., Ltd. will be referred to as “Jinong” and Xi’an Hu County Yuxing Agriculture Technology Development Co., Ltd. will be referred to as the “VIE” or “Yuxing”.

2. We note your response to comment 7. Please elaborate further on why you believe that you, your subsidiaries and the VIEs are not subject to CSRC regulations. Please also further discuss the consequences to you and risks to your investors if you inadvertently conclude that such permissions or approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

RESPONSE: It is the Company’s understanding, after consulting with Chinese counsel, that it neither it nor its subsidiaries is subject to CSRC regulations because they neither offer nor sell securities in China. We note that the “Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies” issued by the CSRC on February 17, 2023 applies only to “Domestic Companies,” i.e. companies established under the laws of the PRC. With respect to the VIE, as you have noted it is not directly controlled by CGA. Nevertheless, we have expanded the discussion in Appendix D (attached) to discuss the effects if the Company “inadvertently” concludes such permissions are not required.

3. We note your response to comment 8. Please disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the consolidated VIEs, and disclose the direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Finally, please further discuss the impact of SAFE and PRC controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

RESPONSE: See revised Appendix E

4. We note your response to comment 9. Please revise your summary of risk factors to discuss the risks stemming from your contractual arrangements with the VIE, and from the impact on your liquidity of SAFE and PRC controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Please also specifically discuss risks arising from rules and regulations in China changing quickly with little advance notice

RESPONSE: We have revised Appendix F (attached), the Summary of Risk Factors, to discuss these matters.

5. We note your response to comment 13. Please create an Enforceability of Civil Liabilities section, separate from and in addition to your risk factor, for the discussion of the enforcement risks related to civil liabilities due to your officers and directors being located in the PRC.

RESPONSE: Please see Appendix G, Enforcement of Civil Liabilities, to be inserted in the “Business” section of the 10-K.

If you or any other member of the Staff have any questions with regard to the foregoing responses, would like to discuss any of the matters covered in this letter, or otherwise require additional information, please contact our counsel, Robert J. Zepfel, at rjz@haddanzepfel.com.

Sincerely,

/s/ Zhuoyu Li
Zhuoyu Li, CEO

Appendix D (revised)

Permits and Licenses Required from the PRC Authorities for Our Operations

The operations of the businesses that we own and operate are subject to PRC laws and regulations. The laws and regulations governing relevant industries in China are relatively new and quickly evolving, thus bringing uncertainties to their interpretation and enforcement.

We conduct our operations primarily through our subsidiaries in China, and one subsidiary in the United States of America. Our operations in China are governed by PRC laws and regulations. We and the affiliated entities are required to obtain certain licenses, permits or filing from relevant governmental authorities in China in order to operate our business. As of the date of this report, our subsidiaries in China and the United States of America have obtained business licenses from the PRC and U.S. government authorities necessary for our business operations in China and the United States. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, and the promulgation of new laws and regulations and amendment to the existing ones, we may be required to obtain additional licenses, permits, registrations, filings or approvals for our business operations in the future. Any lack of or failure to maintain requisite approvals, licenses or permits applicable to us or our subsidiaries may have a material adverse impact on our business, results of operations, financial condition and prospects and cause the value of any securities we offer to significantly decline or become worthless.

On December 28, 2021, the Cyberspace Administration of China (the “CAC”) and other PRC regulatory authorities jointly revised and promulgated the Measures for Cybersecurity Review (the “Cybersecurity Review Measures”), which became effective on February 15, 2022. Under the current Cybersecurity Review Measures, subject to any further interpretation of the CAC and other relevant authorities, we believe we are not subject to the cybersecurity review by the CAC, as we are primarily engaged in the production of fertilizer and similar products and do not process any data in our business for others. Under current PRC laws, regulations and regulatory rules, as of the date of this report, including the final new measures that became effective on February 15, 2022. we believe that we and our PRC subsidiaries, (i) are not required to obtain permissions from the CSRC, (ii) are not required to go through cybersecurity review by the CAC and (iii) have not received or were denied such requisite permissions by any PRC authority.

However, we cannot guarantee that the regulators will agree with us. As of the date hereof, there remains uncertainty as to how the Cybersecurity Review Measures will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the draft measures. We have not been involved in any investigations on cybersecurity review made by the CAC, and we have not received any inquiry, notice, warning, or sanctions in such respect. However, as these are new regulations, there remains uncertainties as to how they will be interpreted or implemented in the context of an overseas offering.

In addition, we do not believe we are subject to the China Securities Regulation Commission as we are not a “domestic” company and do not offer securities in China. Of course, we cannot guarantee that CRSC will agree with us, and there remains uncertainty as to how the China Securities Regulatory Commission will interpret or implement its rules. It may adopt new laws, regulations or rules, and we may not be able to comply with any such laws, regulations or rules. If we are found to be in violation of current or future rules and regulations, we could be subject to fines, sanctions, penalties or regulatory orders.

Appendix E

Cash Flows through Our Organization

We are a holding company, and we conduct most of our operations through our PRC subsidiaries, the VIE and one subsidiary in the United States, and we plan to diversify our operations further in the future. For instance, we are currently working on integrating assets in the United States, which is part of our broader strategy to expand our global presence and operational capabilities. Cash is transferred through our organization in the following manner: (1) Within our corporate structure, the cross-border transfer of funds from CGA to its Chinese subsidiaries and controlled entities is in compliance with the laws and regulations of the PRC. CGA may make loans to its PRC subsidiaries subject to the approval, registration, and filing with governmental authorities and limitation of amount, or we may make additional capital contributions to our wholly foreign-owned subsidiaries in China; (2) the Company paid a dividend to its shareholders of $ 0.10 per share in 2015, but has paid none since then; (3) CGA relies on dividends and other distributions on equity paid by its PRC subsidiaries for its cash needs, , to service any debt it may incur and to pay its operating expenses. For the operating companies in the PRC, they will first transfer funds to Green New Jersey in accordance with applicable laws and regulations of the PRC, and then Green New Jersey will transfer legally available funds to CGA. CGA may then distribute dividends to its shareholders in proportion to their respective shareholdings. The Company and its subsidiaries generate and retain cash generated from operating activities and re-invest it in our business. (4) The ability of our entities in the PRC to distribute dividends is based upon their distributable earnings. Current PRC regulations permit companies to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. We currently do not have our own cash management policy and procedures that dictate how funds are transferred.

For the years ended June 30, 2022, 2023 and 2024, the CGA provided loans of RMB277 million, RMB58.4 million and RMB62.3 million, respectively, to Gufeng through Jinong, and received repayments of RMB50.2 million, RMB0.6 million and RMB1.6 million, respectively. For the years ended June 30, 2022, 2023 and 2024, CGA provided loans of RMB20.1 million, RMB5.3 million and RMB10.1 million, respectively, to the VIE through Jinong, and received repayments of RMB5.1 million, RMB1.8 million and RMB1 million, respectively. For the years ended June 30, 2022, 2023 and 2024, no assets other than cash were transferred between CGA and subsidiaries or the VIE, no subsidiaries paid dividends or made other distributions to CGA, and no dividends or distributions were paid to investors. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Effects of PRC foreign exchange regulations on our ability to transfer assets within our organization

Current foreign exchange and other regulations in the PRC may restrict our PRC subsidiaries and VIE in their ability to transfer their net assets to CGA and its subsidiaries and to investors. The PRC government imposes controls on the convertibility of the Renminbi (RMB) into foreign currencies and, in certain cases, the remittance of currency out of China. Under our current corporate structure, CGA as the holding company may rely on dividend payments from its subsidiaries to fund any cash and financing requirements CGA may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of the State Administration of Foreign Exchange (the “SAFE”) by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to CGA. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries and VIE to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi.

In light of the flood of capital outflows of China in 2016 due to the weakening Renminbi, the PRC government has imposed more restrictive foreign exchange policies and stepped-up scrutiny of major outbound capital movement including overseas direct investment. More restrictions and substantial vetting process are put in place by SAFE to regulate cross-border transactions falling under the capital account. If any of CGA’s shareholders regulated by such policies fail to satisfy the applicable overseas direct investment filing or approval requirement timely or at all, it may be subject to penalties from the relevant PRC authorities. The PRC government may at its discretion further restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents CGA from obtaining sufficient foreign currencies to satisfy CGA’s foreign currency demands, CGA may not be able to pay dividends in foreign currencies to its shareholders.

Appendix F

Summary of Risk Factors

The Company is a holding company incorporated in Nevada, the United States, with no material operations of its own. We conduct our business through our operating subsidiary in China. This structure involves unique risks to investors, and you may never directly hold equity interests in the operating entities. Investment in our Common Stock involves significant risks. You should carefully consider all of the information in this report before making an investment in our Common Stock. Below please find a summary of the principal risks we face, organized under relevant headings.

Investing in our securities involves a high degree of risk. The following is a summary of significant risk factors and uncertainties that may affect our business, which are discussed in more detail below under “Item 1A. Risk Factors” included in this Annual Report on Form 10-K:

●	The Chinese government may intervene or influence our operations in China at any time, or may exert more control over offerings conducted outside China by and/or foreign investment in China-based issuers, which could result in a material change in our operations and in the value of our securities. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted outside China by and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

●	Changes in U.S. and Chinese regulations or in relations between the United States and China may adversely impact our business, our operating results, our ability to raise capital and the value of our securities. Any such changes may take place quickly and with very little notice.

●	There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.

●	China Green Agriculture, Inc., as a holding company incorporated in Nevada, the United States, without material operations of its own, relies on dividends and other distributions on equity paid by its PRC operating subsidiaries for its cash needs.

●	The fact that we operate through a VIE poses certain risks. We do not control the VIE or own any equity interest in it, but rely solely on contractual arrangements with the VIE. These contractual relationships are not equivalent to an equity position; their principal purpose is to allow the Company to consolidate the VIE results for US GAAP purposes. These contracts have not been tested in a court of law; the other parties to them could violate them, and we cannot be sure the courts will allow us any recourse in the case of such violations.

●	Investors may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China based upon U.S. laws, including the federal securities laws or other foreign laws against us or our management.

●	The approval of the CSRC or other Chinese regulatory agencies may be required in connection with our future capital-raising activities outside China under Chinese law.

●	Our independent auditors have expressed substantial doubt about our ability to continue as a going concern.

●	Numerous factors, many of which are beyond our control, may cause the market price of our Common Stock to fluctuate significantly.

Appendix G

Enforceability of Civil Liabilities

It may be difficult to serve the Company with legal process or enforce judgments against the Company or its management. It may be difficult to serve the Company with legal process or enforce judgments against the Company or its management.

Most of the Company’s assets are located in China, and all its directors and officers other than Pan Zhibiao are residents of China. All or substantial portions of the assets of such non-residents are located outside the United States. As a result, it may not be possible to effect service of process within the United States upon such persons to originate an action in the United States. Moreover, there is uncertainty that the courts of China would enforce judgments of U.S. courts against the Company, its directors or officers based on the civil liability provisions of the securities laws of the United States or any state, or an original action brought in China based upon the securities laws of the United States or any state. Even if an investor were successful in such an action, the costs and time involved in enforcement of the judgment in China may make it impracticable.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our director and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.